FORM 4
OMB Approval
OMB Number 3235-0287
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            ANNUAL  STATEMENT  OF  CHANGES IN BENEFICAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue.  See Instructions
___ Form 3 Holdings Reported
_X_ Form 4 Transaction


1. Name and Address of Reporting Person:               Norton, Sam D.
                                                       2018 Oak Terrace
                                                       Sarasota, FL
                                                       34231

2. Issuer Name and Tickler or Trading Symbol:          Surgical Safety Products,
                                                       Inc.         SURG

3. IRS or SSN of Reporting Person (Voluntary):

4. Statement for Month/Year                            June 1999

5. If Amendment, Date of Original:

6. Relation of Reporting Person to Issuer:             X Director
                                                       _ 10% owner
                                                       _ Officer (Title):
                                                       _ Other (Specify):

                                                       X Filed by One Reporting
                                                         Person.
                                                       _ Filed by more than One
                                                         Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
          OWNED
1. Title of Security:             Common Stock    Common Stock   C.S. Warrants

2. Transaction Date:              3/4/99          5/20/99        5/20/99

3. Transaction Code               P               P              P

4. Securities Acquired (A) or
   Disposed (D):   Amount:        10,000          50,000         25,000
                   A or D:        A                              A
                   Price:                         0.50

5. Amount of Securities
   Beneficially owned at end
   of Month:                      63,400          113,400        88,126

6. Ownership Form:
   Direct (D) or Indirect (I):    D               D              D

7. Nature of Indirect
   Beneficial Ownership:


*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

FORM 5 (continued)
TABLE II - DERIVATIVE SECURITIES BENEFICIALLY
           OWNED
1. Title of Derivative Security:                       N/A

2. Date Exercisable and Expiration Date:

3. Title and Amount of Underlying Securities:

4. Conversion or Exercise Price of Derivative
   Securities:

5. Ownership of Derivative Securities;
   Direct (D) or Indirect (I):

6. Nature of Indirect Benefical Ownership:

EXPLANATION OF RESPONSES:


/s/ Sam D. Norton                         Date: 9/16/99
--------------------------------
**Signature of Reporting Person
   Sam D. Norton


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).